Exhibit 1
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For Immediate Release                                               11 July 2008


                             "WPP Group plc ("WPP")

                              2008 Interim Results


WPP will be announcing its 2008 interim results on 22 August 2008 in respect of the six months ended 30th June 2008.


For further information, please contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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